Exhibit 12.1
Ratios of Earnings to Fixed Charges

	9 Months ended	Year ended
	September 30,	December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2010	2009	2008	2007	2006	2005

Earnings
Loss before taxes	$(347,647)	$(220,161)	$(71,644)	$(99,264)	$(91,642)	$(81,547)
Add: Fixed Charges	4,481	5,174	7,210	5,888	3,532	2,157
Less: Capitalized Interest	2,428	1,374	586	229	1,536	—

Total Earnings (as defined)	(345,594)	(216,361)	(65,020)	(93,605)	(89,646)	(79,390)

Fixed Charges
Interest expense, including debt issuance	615	2,321	5,156	4,106	336	351
Capitalized Interest	2,428	1,374	586	229	1,536	—

Total Interest Expensed and Capitalized	3,043	3,695	5,742	4,335	1,872	351

One-third of rental expense, net of sublease income	1,438	1,479	1,468	1,553	1,660	1,806

Total Fixed Charges	$4,481	$5,174	$7,210	$5,888	$3,532	$2,157

Amount of earnings insufficient to cover fixed charges	(350,075)	(221,535)	(72,230)	(99,493)	(93,178)	(81,547)